Exhibit 4.1

Description of Registrant’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934

Common Stock, Par Value $0.01 Per Share

General. SSB Bancorp, Inc. is authorized to issue 20,000,000 shares of common stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. Upon payment of due consideration for shares of common stock, all such shares of common stock are duly authorized, fully paid and non-assessable.

Dividends. SSB Bancorp, Inc. may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. The holders of common stock are entitled to receive and share equally in dividends as may be declared by the board of directors of SSB Bancorp, Inc. out of funds legally available therefor. If SSB Bancorp, Inc. issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock have exclusive voting rights in SSB Bancorp, Inc. They elect its board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of common stock, however, generally are not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If SSB Bancorp, Inc. issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation of SSB Bancorp, Inc. generally require, in addition to majority approval by the board of directors, a two-thirds approval of the outstanding shares eligible to vote, and certain amendments require the approval of 80% of the outstanding shares eligible to vote.

Liquidation. Upon any liquidation, dissolution or winding up of SSB Bank, SSB Bancorp, Inc., as the holder of 100% of SSB Bank’s outstanding capital stock, would be entitled to receive all assets of SSB Bank available for distribution, after payment or provision for payment of all debts and liabilities of SSB Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account establish for the benefit of eligible account holders of SSB Bank. Upon any liquidation, dissolution or winding up of SSB Bancorp, Inc., the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of SSB Bancorp, Inc. available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock upon any liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of SSB Bancorp, Inc. are not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Dissenters’ Rights of Appraisal. SSB Bancorp, Inc.’s articles of incorporation provide that SSB Bancorp, Inc.’s stockholders are not be entitled to dissenters’ rights of appraisal with respect to a merger or consolidation of SSB Bancorp, Inc. with another corporation unless the board of directors determines by a resolution approved by a majority of directors then in office that dissenters’ rights shall apply to all or any classes of stock.